

Mail Stop 4631

December 15, 2009

via U.S. mail and facsimile

Thomas J. Cunningham, Chief Executive Officer
Cheyenne Resources Corporation
7305 Calle Sagrada
Bakersfield, CA   93309

> **RE: Cheyenne Resources Corporation**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed July 20, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, June 30, and**
> **September 30, 2009**
> **File No. 333-140204**

Dear Mr. Cunningham:

        We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should amend your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 9A – Controls and Procedures, page 22

1. Please tell us how the omission of required financial statements and audit reports, discussed below, impacts your CEO's conclusion that disclosure controls and procedures were effective. Provide updated Item 9A disclosures in the amended filings to discuss the reasons for the amendment and how it impacted the conclusion. Refer to Item 307 of Regulation S-K.

2. Please consider whether your original disclosures regarding management's conclusion on internal control over financial reporting are still appropriate. Refer to Item 308 of Regulation S-K.

3. Please amend your Forms 10-Q as of March 31, June 30, and September 30, 2009, to provide the disclosures required by Item 307 of Regulation S-K concerning disclosure controls and procedures.

4. In your March 31, 2009, Form 10-Q you report no change in your internal control over financial reporting, although your conclusion on its effectiveness changed from "effective" in the 10-K to "ineffective." Please explain. Also, please note the disclosure in Item 308(a) is typically an annual report. However, if your conclusion has changed, it is appropriate to disclose this with a thorough discussion of the circumstances. Based on the various issues noted with your disclosures regarding controls and procedures, please carefully refer to Items 307 and 308 of Regulation S-K, perform a comprehensive review of the disclosures you have provided in these filings, and conform your disclosures in your amended filings.

5. Explain the basis for the disclosure on page 23 of your June 30, 2009, Form 10-Q: "However as of the date of the filing of the Form 10-Q management has implemented changes that it has determined will make its financial reporting process effective as of the date of this filing." It is not clear what is meant by making the "financial reporting process effective." Since your 10-Q for September 30, 2009, discloses there were no changes in your internal control over financial reporting and internal control over financial reporting remained ineffective as of September 30, 2009, the basis for this statement is not clear. Please remove this language in your amended Form 10-Q or explain.

Report of Independent Registered Public Accounting Firm, page F-1

6. The independent auditor's report has been modified with the addition of an emphasis paragraph. The language in the emphasis paragraph may confuse

readers as to the conclusions reached by the auditor with respect to your ability to continue as a going concern. If the auditor has concluded that substantial doubt about your ability to continue as a going concern for a reasonable period of time exists, revise to include a report that meets the requirements of AICPA Codification of Auditing Standards 341. The conclusion should be expressed through the use of the phrase "substantial doubt about its (the entity's) ability to continue as a going concern," or similar wording that includes the terms "substantial doubt" and "going concern" as illustrated in paragraph 13 of Section 341. As Lawrence Scharfman CPA is no longer registered with the PCAOB, you may not include their audit reports or consents in filings with the Commission. Therefore, it appears you will need to engage a firm that is registered with the PCAOB to reaudit all periods.

7. Please amend your Form 10-K to provide an audit report for the balance sheet as of December 31, 2007, and the statements of operations, stockholders' equity and cash flows for the period ended December 31, 2007. The audit report should be from an accounting firm properly registered with the PCAOB, and the report should comply with Article 2 of Regulation S-X. Since Thomas Leger & Co., LLP is no longer registered with the PCAOB, it appears you will need to engage a firm that is registered with the PCAOB to reaudit 2007, in addition to 2008.

Balance Sheet, page F-2

8. Please amend your filing to present the audited balance sheet as of December 31, 2007. Refer to Rule 8-02 of Regulation S-X for guidance.

Statement of Cash Flows, page F-4

9. We note from your statement of operations net loss for the 2008 fiscal year was $143,330. However, on your statement of cash flows you present $124,292 (net loss available to common shares) as the net loss for 2008. We also note in your quarterly reports that you reconcile cash flows from operating activities to net income available to common shares rather than net income. In future filings please reconcile your net loss to cash flows from operating activities. Refer to ASC 230-10-45-28 for guidance.

Exhibit 31.1

10. We remind you when you file the second amendment to your 2008 Form 10-K, your certifications under paragraphs 31 and 32 of Item 601 of Regulation S-K must correctly specify the report reviewed. Specifically, your certifications filed with your amended Form 10-K make reference to Form 10-K, rather than to Form 10-K/A1.

* * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                Sincerely,

                Terence O'Brien
                Accounting Branch Chief